Exhibit 99.3
ColorPlus House Packs Nigel Rigby / Ryan Sullivan

Disclaimer This Management's Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. 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The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company's current expectations concerning future results, events and conditions. 2

3 Agenda What are House Packs? Why are we doing House Packs? How is customer value created? How will House Packs work? Current test programs Go Forward

What are ColorPlus House Packs?

Job Packs Defined Ordered to the piece-not ordered in full/mid/mini quantities May include any combination of siding, trim, soffit, fascia Should include touch-up and caulk Any channel partner can place an order- no sales rep required Job pack is cross-docked through the channel to the jobsite LTL orders enabled - customer does not need to fill an entire truck What Are Job Packs? Job packs are to-the-piece orders of ColorPlus, ordered for one house or project, that are assembled by James Hardie and sold and delivered direct to channel partners. 5

What Are House Packs? 6 The term "House Pack" we use to mean a job pack that qualifies as a Full Wrap James Hardie Exterior. We provide a bundled discount for House Packs. House Pack Defined The objective is to enable the use of full wrap James Hardie, enhancing the value of the James Hardie brand One house's worth of material A minimum order quantity is required Siding and trim at a minimum must be on the order House Pack gets a price for the entire job pack The bundled price is lower than the sum of the individual list prices

Why are we doing ColorPlus House Packs?

James Hardie

Why House Packs?

House packs are a dramatic move in support of our on-going strategy of product differentiation.

Since its introduction, ColorPlus has been a critical aspect of our differentiation strategy.

Market adoption of ColorPlus is slowed by supply chain issues.
- The channel has lacked fast, affordable, full access to ColorPlus.
- Attachment rate on accessory products has been lower than James Hardie would like.

Further, we are evolving from selling products to selling an attractive, low maintenance full exterior.

House packs solve many supply chain roadblocks for ColorPlus

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House Packs break current barriers House Packs remove the supply chain barriers to ColorPlus adoption. 9 Too many SKU's for channel to stock Catch-22: channel won't get behind it without builder demand; builders reluctant without strong channel support Job site waste due to minimum order amounts: can't return excess or use it on next job as with primed product Excessive channel margins-partly to cover inventory costs, partly because it is considered a specialty item Even stocking channel members hold a limited number of SKU's Very long lead times for non-stocked Color orders Limited access: only readily available in a small minority of dealers in some key markets. Supply Chain Barriers Removed

How is customer value created ?

Dramatically reduce the amount of ColorPlus product that must be stocked by the channel Provide easy access to the full color pallet and board range Eliminate jobsite waste on non-stocked SKU's Increase efficiency through supply chain Reach a broader set of channel partners thereby increasing access for contractors 11 Impact on Supply Chain

0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 Reduced Lead Times Our end state ColorPlus Job Pack lead time will be 5-8 business days from order to receipt by dealer. Today it ranges from three to six weeks. 12 Arrive at Dealer Manufacture Dealer Order Transfer at Distribution Distribution Order Order Entry, Scheduling Transportation DAYS Today (average) With House Packs ColorPlus Timeline: From Order to Delivery Today vs. With House Packs Lead time compressed by removing channel holdups and by automating scheduling & production planning

Job Site Waste Reduction House packs cut waste by allowing the builder to order exactly what they need as opposed to fixed pallet quantities Amount Saved by Enabling Order to the Piece 13 (CHART) $ Saved on the Job Pack Number of Times Savings Observed (in Sample of 48 Jobs) 80% of sample saved at least $850 (12% off)

14 Chicago Example

Far Broader Access to Products Job packs dramatically increase access to non-stocked SKU's. 15 Plank Panel Soffit Trim Shingle Chicago ColorPlus SKU's 1 day lead time (stocked by Dealer) 3 day lead time (stocked by Distribution) Formerly 3 week lead times (not stocked) Colors Future Products

James Hardie

Reduced Supply Chain Cost

House packs will remove a great deal of inventory from the system—by transforming our supply chain from a stocking model to a made-to-order model.

Impact of Consolidating Stocking Locations

$X_2 = (X_1)\ \sqrt{(N_2/N_1)}$

$X_2 = (3{,}380\text{msf})\ \sqrt{(1/9)}$

$X_2 = 1{,}127$ msf

Where:
N_1 = Current stocking positions
N_2 = Future stocking positions
X_1 = current inventory
X_2 = future required inventory

66% Inventory Reduction in Supply Chain

~$2.2 Million reduction in inventory

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Reduced Supply Chain Cost

ColorPlus via House Packs creates a 3X improvement in labor.

- ColorPlus eliminates labor intensive field painting.
- House Packs eliminate several handling and stacking operations



Handling & Stacking Operations Eliminated by House Packs
[Make Product]
Move to Ware-house
Move to Truck
Move to Dealer Yard
Move to Truck
Move to Job Site
These steps eliminated by House Packs
Move to Dis-tributor
Manually Restack
Move to Truck
Dealer Mix Products & Repack

Combined impact: estimated reduction in labor of 2800 FTE for 100,000 ColorPlus homes in FY14.

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How will House Packs work?

House Pack Scope Goal: Shift majority of our ColorPlus Single Family R&R and New Construction volume to House Packs. MF volume through standard process Remaining flows through traditional channel in full pallet / full truck. Short lead time service - walk in business Fill-ins - advance service offering by channel Inventory for key customers of channel partner Currently 3% of ColorPlus volume is packs transacted by James Hardie. 19

Impact on Job Orders The number of orders we must schedule and accurately produce/ship will increase. One order today turns into 4-5 pack orders. Number of Job Orders 20

JH Supply Chain Network JH Plant ColorPlus Freight Reloads C+ VMIs C+ Reloads Retail VMIs 21

Supply Chain Process Flow 22 Customer Interface Fulfillment Back-End Execution Take Offs Pricing Order Entry Planning (APO) Manufacturing Warehouse Management Distribution Strategy Transportation Order Products

Importance of Take-Offs Accurate take-offs are critical to the success of our Job Pack program. 23 Poor take-offs Not enough material Too much material Need for fill-ins Need for returns Need for inventory in the system Material waste or Dealer has to return to job Contractor has to return to job Handling & Stacking Operations Eliminated by House Packs

Take-Offs: Accuracy Over Time A market can learn how to do accurate take-offs. 24 Traditional Primed Markets Order based on rough guess-no take-off done Order light and pick up fill- ins at end of job Can just pick up at box retailers on the way to work Material may be ordered by the builder Traditional Prefinished Markets Order based on take-offs- much more accurate Order slightly more than they need With pre-finishers, if you need extra material, it might get painted a slightly different shade Material typically ordered by the installer They know their waste factors better

Other Factors Impacting Order Accuracy 25 Other Reasons for Fill-Ins Field modifications (builders do not follow plans exactly) Builder permits customers to modify home after product is ordered Job site theft Job site damage Variations in installer capabilities/amount of waste Building lot variations, slopes, etc. Fill-ins will never be completely eliminated. But the price of fill-in orders must reflect the additional costs they add to the system (otherwise builders will not improve the accuracy of their take-offs).

Pricing and Order Entry: Initial Process 26 Today, job packs can be ordered just like our regular primed orders JH Customer Service Enters order into system

Pricing and Order Entry: Future 27 Builder/Contractor Dealer JH (Computer) Enters RFQ online; gets real-time quote & provides to builder on same call; hits enter to place the order Calls dealer with RFQ; gets pricing live during the call; accepts or rejects quote immediately Receives RFQ; computer checks to make sure order is good & calcs price If order is placed, quickly relays it to production scheduling Possibly contractor would enter their own order on a co-branded Hardie/dealer website

Manufacturing/Warehousing: Make to Order 28 Advantages of Make to Order Advantages of Pick to Piece Dramatically reduce inventory and storage costs of finished goods Reduce damage to product Eliminate problem of dead inventory (make product that later becomes obsolete) React better to unforeseen fluctuations than an inventory- based model Offer all of your SKU's, not just a limited number of stocked SKU's Lowest total cost option Lower cost of manufacturing Longer production runs Potentially faster lead times (on stocked SKU's)

Lead Times Why 5 Business Days? 29 Our cost to deliver different lead times varies. Shorter lead times are costly Longer lead times are cheaper We believe that 5-8 day lead-time has value to customers - especially to R&R contractors. Increased cost for shorter lead time would not be valued by end customers. In markets with 3rd party pre-finishers, best-in-class players provide 1 week lead times

Manufacturing/Warehousing: Order Flow 30 Warehouse staging area for Order #XYZ Hypothetical Job Pack Order Flow Day 1 Day 2 Day 3 Day 5 One full pallet of Khaki Brown 8.25" lap is taken from inventory and moved to a staging area set up for this order. It is labeled with the order number and "1 of 6" Another 113 pieces of 8.25" are painted Khaki Brown during a Khaki Brown paint run, then moved to staging area with label "2 of 6" 1 unit plus 42 pieces of Heritage are pulled from inventory & moved with label "3 of 6" 11 pieces of non-vented soffit and 14 pieces of non vented soffit are painted Arctic White paint run, moved with labels 4 & 5 of 6 19 pieces of XLD trim painted Navajo Beige & moved with "6 of 6" All 6 components are loaded on the same truck & sent

Channel: Supply Chain 31 James Hardie will configure its business to sell job packs direct to the traditional channel. We are removing the incentive for channel members to take stocking positions in ColorPlus This ensures the most efficient/lowest cost supply chain for customers The traditional 2-step model remains in place for primed fiber cement, and for ColorPlus sold outside of job packs where inventory may be needed. With the channel now not stocking the large majority of color skus, we want to enable the fastest lead time to customers

Lots of channel locations and each has a sufficient volume Channel: Strategy Background 32 1st Generation Primed Product Channel Model Access Efficiency Few players (to enable enough volume so that their inventory turns fast enough) 2nd Generation ColorPlus Now we can have broad access for ColorPlus and our channel partners can be profitable with lower volume. 3rd Generation ColorPlus House Packs represent a fundamental shift in our channel model, enabling both access and efficiency.

Filling Trucks 33 Backer in Full Pallets Additional Job Packs Primed in Full Pallets [Note: longer lead time may apply] While our freight will increase from our standard model - the overall freight cost for the supply chain will decrease due to James Hardie's scale and scope.

Transportation and Delivery Model 34 Our delivery model for LTL's will differ depending on how close the shipments are to our plant and how close they are to each other. Model 1 Model 2 Model 3 Within 200 miles of JH facility Long haul greater than 200 miles, but to high volume destination with closely grouped deliveries Low volume markets with dispersed deliveries, greater than 200 miles from a JH facility

Current test programs

36 Florida - ColorPlus House Packs June 2010 we started trialing a program with a limited SKU range of ColorPlus in job pack form in the Florida market. Offering State of Florida 140 skus tailored for Florida market Blend of plank, trim, Heritage, and Panel Accessories - Touch-up by the kit and Caulk by the kit Lead times 5 days delivered for core items 15 days special order Pricing is all inclusive Job Pack fees included LTL service fee included Fees only apply for fill ins Success Orders increasing week over week Service has been excellent

Chicago – ColorPlus House Packs

James Hardie

July 2010 we started trial of a full SKU range of ColorPlus in job pack form for the Chicago market.

- Offering
  - 90 mile radius around Peru, IL
  - All SKUs
  - Accessories – Touch-up by the kit and Caulk by the kit
- Lead times - 8 calendar day lead time
- Pricing is all inclusive
  - Job Pack fees included
  - LTL service fee included
  - Fees only apply for fill ins
- Success
  - Orders increasing week over week
  - Service has been excellent
  - Access has increased in market
  - SKU range has expanded

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Summary

39 Key Challenges Proving lead-time is sufficient for majority of customer base Helping customer base reduce need for costly fill-ins and returns Ability of James Hardie to directly interact and communicate with a larger number of channel partners Ability to achieve accurate supply chain efficiency Ability to ensure value is passed through the chain

40 Summary We will shift a majority of our ColorPlus Single Family R&R and New Construction volume to House Packs House Packs provide fast, affordable, full access to ColorPlus through: Removing current supply chain barriers Bundle used to encourage full wrap James Hardie exterior Improving efficiency of supply chain

41 Questions